SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            -------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                                (Amendment No. )

                             ValueVision Media, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                    92047K107
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                                 (CUSIP NUMBER)

                                November 28, 2007
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            |_|   Rule 13d-1(b)
            |X|   Rule 13d-1(c)
            |_|   Rule 13d-1(d)

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1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Mark A. Riely
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

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3.    SEC USE ONLY


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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
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               5.    SOLE VOTING POWER

                     802,054
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  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        1,500,205
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            802,054
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     1,500,205
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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,302,259
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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [_]


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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      6.41%
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12.   TYPE OF REPORTING PERSON*

      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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

Item 1(a). Name of Issuer:

                  ValueVision Media, Inc. (the "Company")

Item 1(b). Address of Issuer's Principal Executive Offices:

                  6740 Shady Oak Road Eden Prairie, Minnesota 55344-3433

Item 2(a). Name of Person Filing:

                  Mark A. Riely (the "Reporting Person")

Item 2(b). Address of Principal Business Office or, if None, Residence:

                  The principal business address of the Reporting Person is:

                  122 East 55th Street
                  New York, New York 10022

Item 2(c). Citizenship:

                  Mr. Riely is a United States citizen.

Item 2(d). Title of Class of Securities:

                  This statement relates to the Company's Common Stock, par value of $.01 per share.

Item 2(e). CUSIP Number:

                  92047K107

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a: Not Applicable

            (a)   |_|   Broker or dealer registered under Section 15 of the
                        Exchange Act;

            (b)   |_|   Bank as defined in Section 3(a)(6) of the Exchange Act;

            (c)   |_|   Insurance Company as defined in Section 3(a)(19) of the
                        Exchange Act;

            (d)   |_|   Investment Company registered under Section 8 of the
                        Investment Company Exchange Act;

            (e)   |_|   Investment Adviser in accordance with Rule
                        13d-1(b)(1)(ii)(E);


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

            (f)   |_|   Employee Benefit Plan or Endowment Fund in accordance
                        with Rule 13d-1(b)(1)(ii)(F);

            (g)   |_|   Parent Holding Company or Control Person in accordance
                        with Rule 13d-1(b)(1)(ii)(G);

            (h)   |_|   Saving Association as defined in Section 3(b) of The
                        Federal Deposit Insurance Act;

            (i)   |_|   Church Plan that is excluded from the definition of an
                        Investment Company under Section 3(c)(14) of the
                        Investment Company Act;

            (j)   |_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

        A. Mark A. Riely

        (a)  Amount beneficially owned:                               2,302,259
        (b)  Percent of Class:                                             6.41%
        (c)  Number of shares as to which such person has:
            (i)   Sole power to vote or direct the vote:                802,054
            (ii)  Shared power to vote or to direct the vote:         1,500,205
            (iii) Sole power to dispose or direct the disposition of:   802,054
            (iv)  Shared power to dispose or to direct the
                    disposition of:                                   1,500,205

       As of November 28, 2007, Mr. Riely beneficially owns 2,302,259 shares of the Common Stock, par value $.01 per share ("Common Stock") of the Company, representing 6.41% of the Common Stock. Mr. Riely has the sole power to vote and dispose of 802,054 shares of Common Stock. Mr. Riely also has the shared power to vote and dispose of 1,500,205 shares of Common Stock of the Company including 1,314,390 shares of Common Stock owned by Media Group Investors, L.P. which has a sole general partner, Media Group Management, Inc., of which Mr. Riely is a 75% shareholder, and 185,815 shares of Common Stock owned by Media Group Investments, Ltd., which has as its investment advisor Vercingetorix Corp., of which Mr. Riely is a 50% shareholder.

Item 5. Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: |_|

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

                  See explanatory paragraph to Item 4


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

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  See explanatory paragraph to Item 4

Item 8. Identification and Classification of Members of the Group.

                  Not Applicable

Item 9. Notice of Dissolution of Group.

                  Not Applicable


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

Item 10. Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2007


                                                       /s/ Mark A. Riely
                                                       -------------------------
                                                       Mark A. Riely

      Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


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